From:	ABIGAIL MURRAY [amurray@vedderprice.com]
Sent:	Friday, November 04, 2011 3:33 PM
To:	Brown, Kieran G.; DiAngelo, Christina
Cc:	MICHAEL MURPHY
Subject:	Nuveen Strategy Funds N-14s

Christina and Kieran,

Thank you for working with us on the Nuveen Strategy Funds' N-14s. We filed the requests for acceleration, requesting that the N-14s be declared effective today, November 4, 2011, or as soon thereafter as practicable. We greatly appreciate your assistance in these matters. If you need any additional information from us, please let us know.

Best regards,
Abigail

VEDDER PRICE P.C.

Abigail J. Murray
Attorney at Law
312-609-7796 | 312-609-5005 (fax)
amurray@vedderprice.com
Assistant: Virginia (Ginny) Knizner, 312-609-7698

Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
Chicago | New York | Washington, D.C.
www.vedderprice.com

>>> "DiAngelo, Christina" <diangeloc@sec.gov> 11/4/2011 7:41 AM >>>
Abigail- Thank you for your voice mail- I have no further comments/questions from the accounting side on the Nuveen Strategy N-14s.

Christina